BRAINSCANOLOGY INC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BrainScanology Inc
Cupertino, California

We have reviewed the accompanying financial statements of BrainScanology Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 31, 2021

275 HILL STREET, SUITE 260 ● RENO, NV 89501 ● 775.525.ITAX (1829) ● WWW.BELLEBS.COM

BRAINSCANOLOGY INC
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-

SHAREHOLDERS' EQUITY

Common stock, see note 3	973
Subscriptions receivable	(973)
Retained earnings	-
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See independent accountant's review report and accompanying notes to financial statements.

BRAINSCANOLOGY INC
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		-
TOTAL OPERATING EXPENSES		-
NET OPERATING INCOME		-
TOTAL OTHER INCOME		-
NET INCOME	$	-

BRAINSCANOLOGY INC
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

| | Common Stock | | Subscriptions | Retained Earnings | |
	Shares	Amount	Receivable	(Accumulated Deficit)	Total
BEGINNING BALANCE, AUGUST 21, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	9,730,000	973	(973)	-	$ -
Net income (loss)	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2020	9,730,000	$ 973	$ (973)	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

BRAINSCANOLOGY INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	-
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		-
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	-

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

1. **Summary of Significant Accounting Policies**

    The Company
    BrainScanology Inc (the "Company") was incorporated in the State of Delaware on August 21, 2020. The Company can use an individual's MRI brain scan to provide a probability score of developing/having neurological disorders and diseases. Currently, the Company is not in operations.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

    Income Taxes
    The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Revenue is recognized when performance obligations under the terms of the contracts with the Company's customers are satisfied. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, 9,730,000 shares have been issued and are outstanding.

Subscriptions Receivable
The Company issued 9,730,000 shares of common stock to the two owners of the Company at par value. As of December 31, 2020, the cash has not yet been received for the issuance of the common stock, and thus, creating a subscriptions receivable, contra-equity account.

4.   **Subsequent Events**

Subscriptions Receivable
In February 2021, the Company received $500 of the $973 owed for the issuance of the common stock, discussed in Note 3.

4.   <u>**Subsequent Events (continued)**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through March 31, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.